Exhibit 99.77

NexGen Returns Multiple High Grade Intersections at Arrow

Vancouver, BC, December 14, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSX:NXE, OTCQX:NXGEF) is pleased to report assay results for 23 holes from our summer drilling program on our 100% owned, Rook I property, Athabasca Basin, Saskatchewan.

The following news release covers high grade assay results from the following:

•	A2 High Grade Domain,

•	Step-out holes northeast of AR-14-30,

•	The “gap” area between the southwest boundary of Arrow and the 180m area,

•	A1 and A3 expansion.

A2 High Grade Domain:

At Arrow, both step-out and infill holes show significant and widespread high-grade uranium mineralization. In the A2 High Grade Domain, scissor hole AR-16-111c1 returned 60.0 m at 4.70% U3O8 including 27.0 m at 10.27% U3O8. Additionally, scissor hole AR-16-106c1 which was drilled 55 m northeast and up-dip from AR-16-111c1 returned 40.5 m at 6.92% U3O8 including 27.0 m at 10.10% U3O8.

Step-out holes northeast of AR-14-30:

Assays from four step-out holes drilled northeast of the A2 High Grade Domain have confirmed the presence of strong uranium mineralization. Highlighting this is hole AR-16-108c2, which was drilled 30 m northeast of AR-14-30 (see News Release dated October 6, 2014) and outside of the A2 High Grade Domain returned 49.5 m at 3.07% U3O8 including 11.0 m at 10.23% U3O8.

The “gap” area between the southwest boundary of Arrow and the 180m area:

In the area between the Arrow Deposit grade shells and the mineralized area 180 m to the southwest, assays indicate that solid zones of uranium mineralization are present. In this area, hole AR-16-103 which was drilled 265 m down-dip and northeast from hole AR-16-90c3 (see News Release dated June 13, 2016), returned 17.5 m at 1.75% U3O8 including 8.0m at 3.63% U3O8. Mineralization extends from the Arrow Deposit 43-101 Inferred Mineral Resource to the southwest for at least 240 m where it remains open in all directions.

A1 and A3 Expansion:

In the A3 shear, where the mineralized footprint has been materially expanded during 2016, assays from infill holes have confirmed the strong continuity of mineralization. Scissor hole AR-16-102c1 returned 15.0 m at 2.46% U3O8 including 3.0 m at 11.26% U3O8 located 88 m above the A3 inferred mineral resource domains. In addition, scissor hole AR-16-105c1 returned 23.5 m at 2.93% U3O8 and AR-16-105c2 returned 14.0 m at 1.17% U3O8.

In the A1 shear, step-out hole AR-16-108c4 returned 18.0 m at 2.36% U3O8 including 4.0 m at 8.94% U3O8 southwest of the A1 inferred mineral resource domains.

Assay Highlights:

A2 High Grade Domain

•	Scissor hole AR-16-111c1 (77 m up-dip and southwest from AR-15-44b) intersected 60.0 m at 4.70% U3O8 (490.0 to 550.0 m) including 27.0 m at 10.27% U3O8 (503.5 to 530.5 m) which included 17.0 m at 15.79% U3O8 (507.5 to 524.5 m).

•	Scissor hole AR-16-106c1 (97 m up-dip from AR-15-44b) intersected 40.5 m at 6.92% U3O8 (473.0 to 513.5 m) including 27.0 m at 10.10% U3O8 (481.0 to 508.0 m) which included 11.0 m at 22.75% U3O8 (484.0 to 495.0 m).

•	Scissor hole AR-16-106c2 (116 m up-dip from AR-15-44b) intersected 21.0 m at 8.16% U3O8 (449.5 to 470.5 m) including 16.5 m at 10.34% U3O8 (451.5 to 468.0 m) which included 7.0 m at 19.73% U3O8 (459.0 to 466.0 m).

•	Hole AR-16-108c2 (106 m down-dip and northeast from AR-15-44b) intersected 49.5 m at 3.07% U3O8 (586.0 to 635.5 m) including 21.0 m at 6.88% U3O8 (590.5 to 611.5 m) which included 11.0 m at 10.23% U3O8 (591.5 to 602.5 m).

•	Hole AR-16-104c2 (130 m down-dip and southwest from AR-15-44b) intersected 28.5 m at 2.82% U3O8 (631.5 to 660.0 m) including 7.5 m at 9.24% U3O8 (631.5 to 639.0 m).

Gap Area (Southwest of Arrow)

•	Hole AR-16-103 (265 m down-dip and northeast from AR-16-90c3) intersected 17.5 m at 1.75% U3O8 (716.0 to 733.5 m) including 8.0 m at 3.63% U3O8 (724.0 to 732.0 m).

A3 Shear

•	Scissor Hole AR-16-102c1 (202 m up-dip and northeast from AR-15-57c2) intersected 15.0 m at 2.46% U3O8 (409.0 to 424.0 m) including 3.0 m at 11.26% U3O8 (419.0 to 422.0 m).

•	Scissor Hole AR-16-105c1 (41 m down-dip from AR-15-57c2) intersected 23.5 m at 2.93% U3O8 (609.0 to 632.5 m) including 16.0 m at 4.09% U3O8 (612.5 to 628.5 m).

•	Scissor Hole AR-16-101c2 (52 m up-dip and northeast from AR-15-57c2) intersected 11.5 m at 2.79% U3O8 (523.0 to 534.5 m) including 7.5 m at 4.23% U3O8 (523.0 to 530.5 m).

A1 Shear

•	Hole AR-16-108c4 (198 m up-dip and northeast of AR-16-98c1) intersected 18.0 m at 2.36% U3O8 (398.0 to 416.0 m) including 4.0 m at 8.94% U3O8 (400.0 to 404.0 m).

Table 1: Higher Grade A2 Sub-Zone Drill Holes

2015	AR-15- 59c2[2]	AR-15- 54c1[2]	AR-15- 58c1[2]	AR-15- 62[2]	AR-15- 44b2	AR-15- 49c2[2]	AR-15- 57c3[2]
Total composite mineralization =	75.5m	42.0m	86.0m	143.0m	135.6m	73.5m	62.5m
Total Off-scale (>10,000 to 29,999 cps)[3] =	11.4m	5.9m	14.3m	17.8m	30.3m	15.7m	4.4m
Total Off-scale (>30,000 to 60,999 cps)[3] =	4.5m	3.0m	3.9m	10.6m	7.8m	5.2m	2.5m
Total Off-scale (>61,000 cps)[3] =	1.0m	0.5m	2.0m	2.0m	1.5m	2.2m	1.8m
Assay Result (U3O8) =	36.5m at 10.11%	27.5m at 10.09%	11.0m at 30.62%	78m at 10.00%	56.5m at 11.55%	59.5m at 10.13%	31.5m at 10.03%
	and		15.5m at 10.01%

Winter 2016	AR-16- 81c3[2]	AR-16- 76c4[2]	AR-16- 76c1[2]	AR-16- 76c3[2]	AR-16- 63c1[2]	AR-16- 63c3[2]	AR-16- 86c1[2]	AR-16- 74c1[2]	AR-16- 63c2[2]	AR-16- 91c2[2]	AR-16- 64c3[2]	AR-16- 64c2[2]	AR- 16- 64c1[2]	AR- 16- 72c2[2]	AR-16- 78c1[2]	AR-16- 78c4[2]
Total composite mineralization =	48.5m	105.7m	73.5m	67.5m	55.5m	147.0m	90.0m	88.0m	138.0m	89.0m	102.0m	76.0m	74.0m	93.0m	64.0m	120.5m
Total Off-scale (>10,000 to 29,999 cps)[3] =	5.2m	19.9m	14.8m	14.9m	6.9m	22.1m	8.8m	21.2m	17.1m	13.4m	18.8m	16.0m	10.3m	7.0m	11.6m	25.8m
Total Off-scale (>30,000 to 60,999 cps)[3] =	4.0m	1.0m	2.8m	5.0m	0.5m	3.0m	2.3m	1.2m	9.9m	6.0m	2.5m	4.7m	3.7m	0.5m	3.0m	6.2m
Total Off-scale (>61,000 cps)[3] =	2.5m	0.0m	5.3m	4.5m	0.0m	0.5m	2.0m	0.0m	13.9m	3.0m	0.0m	5.5m	0.0m	1.7m	2.5m	5.5m
Assay Result (U3O8) =	23m at 17.19%	10m at 5.15%	67.5m at 11.29%	50m at 15.05%	8m at 20.15%	15m at 8.28%	19.0m at 20.40%	47m at 3.41%	42m at 15.20%	40.5m at 12.69%	14m at 10.30%	48.5m at 11.15%	12.5m at 20.4%	33.5m at 4.65%	37.5m at 12.94%	37.5m at 17.60%
	and	14.5m at 5.08%	and					16m at 2.21%	46.5m at 12.99%	and				11.0m at 4.08%

Summer 2016	AR-16- 92c3[2]	AR-16- 112c2[1]	AR-16- 111c1[1]	AR-16- 111c2[1]	AR-16- 98c2[2]	AR-16- 106c1[1]	AR-16- 106c2[1]	AR-16- 93c2[2]	AR-16- 96c2[2]	AR-16- 91c4[2]
Total composite mineralization =	49.5m	37.0m	49.5m	39.0m	85.0m	63.0m	41.0m	69.5m	60.5m	78.5m
Total Off-scale (>10,000 to 29,999 cps)[3] =	7.1m	5.45m	7.35m	5.8m	3.3m	7.8m	7.7m	8.15m	8.9m	6.1m
Total Off-scale (>30,000 to 60,999 cps)[3] =	1.4m	2.0m	2.5m	2.0m	1.0m	1.8m	1.5m	1.5m	3.5m	2.05m
Total Off-scale (>61,000 cps)[3] =	2.3m	1.65m	1.0m	5.0m	5.75m	2.5m	0.5m	1.5m	1.0m	1.5m
Assay Result (U3O8) =	12m at 12.02%	Pending	27m at 10.27%	Pending	55m at 10.12%	27m at 10.10%	16.5m at 10.34%	12m at 20.21%	10m at 15.73%	12m at 16.70%
	14m at 18.21%	and

[1]	radioactivity results previously released.
[2]	radioactivity and assays results previously released.
[3]	minimum radioactivity using RS-120 gamma spectrometer.

Assay results shown are high grade sub-intervals of composite assay lengths at a cut-off grade of 0.01% U3O8 and may include up to 2m of internal dilution.

All intervals are core lengths; true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be estimated.

Arrow, Activities & Financial

•	Preparations for a 35,000 m winter drill program to begin in late January 2017 are in process.

•	An updated NI 43-101 resource estimate on the Arrow Deposit is scheduled for the first half of 2017.

•	The Company has cash on hand of approximately $73 million.

•	Assays from 32 holes remain pending; 10 from Arrow (including 2 A2 Sub-Zone holes), 20 from Harpoon and 2 regional exploration holes.

The A2, A3 and a schematic long section showing the 180 m southwest mineralized area as well as a plan map with hole locations are shown in Figures 1 to 4. Table 2 shows complete assay results from this release.

Garrett Ainsworth, Vice-President, Exploration and Development, commented: “Exceptional continuity in the A2 High Grade Domain is clearly evident from the results reported herein, where two scissor drill holes (AR-16-111c1 and -106c1) located 55 m apart have returned the same interval and grade (27.0 m at 10% U3O8). In addition, high grade assays returned in the A3 and A1 shears, which are located within and outside of their respective maiden resource grade shells demonstrate expansion of the A1 and A3 shears. Further, assays returned in the gap between the southwest extent of Arrow and the 180m area indicates solid continuity in the only 3 holes drilled in that area to date.”

Leigh Curyer, Chief Executive Officer, commented: “Multiple high grade assay returns in all the key areas of focus at Arrow. We look forward to receiving the pending 10 assay results from Arrow due shortly, then initiating the engagement for an updated resource estimate to be released in the first half of 2017.”

Figure 1: A2 Mineralized Long Section

NexGen Energy Ltd.
LEGEND
Assays Pending
3.89% % U3O8
17.5m Length
Denotes mineralized intersection parallel to longsection
A2 High Grade Domain (March 2016)
Section width: 50m
Pierce points are positioned in the centre of the section width
All intersections are core lengths
Larger diameter pierce points were drilled in 2016
Smaller diameter pierce points were drilled in 2014 and 2015
The A2 High Grade Domain is from the Maiden Arrow Inferred Mineral Resource which only includes drilling completed up to October 2015, see news release dated March 3, 2016 for more information
SCALE 1 : 2500
(m)
-20 0 20 40 60
NAD83 / UTM zone 12N
AZIMUTH = 55°
N
E
S
W
NexGen Energy
Arrow Deposit
A2 Shear - Longitudinal Section
400m
500m
600m
700m
106c1
10.10%
27.0m
106c2
10.34%
16.5m
111c1
10.27%
27.0m
108c2
10.23%
11.0m
108c3
8.79%
5.0m
104c2
9.24%
7.5m
104c3
9.84%
3.0m
and
5.61%
4.5m

Figure 2: A3 Mineralized Long Section

NexGen
Energy Ltd.
LEGEND
Assays Pending
3.89% — % U3O8
17.5m — Length
A3 Inferred Mineral Resource Domain (March 2016)
Section width: 50m
Pierce points are positioned in the centre of the section width
All intersections are core lengths
Larger diameter pierce points were drilled in 2016
Smaller diameter pierce points were drilled in 2014 and 2015
The A3 Resource Domains are from the Maiden Arrow Inferred Mineral Resource which only includes drilling completed up to October 2015, see news release dated March 3, 2016 for more information
SCALE 1 : 3000
(m)
-20 0 20 40 60 80 100
NAD83 / UTM zone 12N
AZIMUTH = 57°
N
E
S
W
NexGen Energy
Arrow Deposit
A3 Shear - Longitudinal Section
400m
500m
600m
700m
800m
102c1
11.26%
3.0m
104c1
5.79%
1.5m
101c2
4.23%
7.5m
105c1
4.09%
16.0m
111c1
111c2
91c4
102c2
102c3
84c1
84c2
84c3
84c4
112c2
112c1
110c1
101c1
109c3
104c2
86c2
109c2
85c3
105c2
110c2
109c1
104c3
113c1
100
81c1
80c1
85c4
64c1
73
86c1
76c1
81c2
85c1
113c2
105c3
81c3
92c3
92c1
92c2
108c2
108c4
92c4
96c1
108c1
108c3
74c4
96c3
59c6
96c2
107c1
59c5
61c3

Figure 3: Schematic Longitudinal Section of the Arrow Deposit and the Mineralized Area to the SW

SW
NE
Unconformity
Alteration Zone
Arrow Deposit*
201.9 M lbs U3O8
3.48 M t at 2.63% U3O8
including
A2 High Grade Domain
120.5 M lbs U3O8
0.41 M t at 13.26% U3O8
(Inferred)
250m
500m
750m
AR-16-90c3**
13.0 m at 8.09% U3O8
5.0 m at 14.35% U3O8
AR-16-103
8.0m at 3.63% U3O8
OPEN
OPEN
OPEN
180m
100m

Arrow Deposit
Schematic Longitudinal Section
Rook I Property

Athabasca Basin
Saskatchewan, Canada

A2 High Grade Domain

Other Lenses

* The Arrow Inferred Mineral Resource was completed by RPA Inc. and has an effective date of January 14, 2016
The mineral resource is reported at a cut-off grade of 0.25% U3O8
The cut-off is based on a long term uranium price of USD $65/lb U3O8
The mineral resource is classified into the Inferred catergory based on the CIM Definition Standards
**Previously Released

NexGen Energy Ltd.

Figure 4: Arrow Drill Hole Locations

Table 2: Assay Results

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	SRC Geoanalytical Results
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Interval (m)	U3O8 (wt%)
AR-16-99c2	327	-70	966.00	N/A	722.50	724.00	1.50	0.10
					739.50	748.00	8.50	0.38
					751.00	771.00	20.00	0.16
					775.50	776.00	0.50	0.02
					793.50	794.00	0.50	0.02
					811.00	811.50	0.50	0.03
					863.00	864.50	1.50	0.06
					871.50	895.00	23.50	0.07
					902.00	909.00	7.00	0.03
					921.00	921.50	0.50	0.05
AR-16-99c3	327	-70	1013.00	N/A	707.50	708.00	0.50	0.03
					730.50	731.00	0.50	0.01
					749.00	752.50	3.50	0.13
					758.50	759.50	1.00	0.21
					762.50	779.50	17.00	0.10
					794.50	801.00	6.50	0.08
					808.00	812.50	4.50	0.06
					893.50	894.00	0.50	0.07
					918.00	919.00	1.00	0.03
					930.50	931.00	0.50	0.03
					978.00	981.00	3.00	0.02
					986.00	987.00	1.00	0.02
AR-16-100	147	-73	978.00	102.00	502.50	503.00	0.50	0.24
					628.50	657.50	29.00	0.16
					660.00	671.00	11.00	0.24
					676.00	678.00	2.00	0.17
					681.00	690.00	9.00	0.17
					698.00	699.50	1.50	0.08
					772.50	773.50	1.00	0.04
					779.00	788.50	9.50	0.18
					792.50	810.50	18.00	0.04
					847.50	848.00	0.50	0.02
					853.50	871.00	17.50	0.08
					874.50	875.00	0.50	0.03
					879.00	880.00	1.00	0.09
					913.50	916.00	2.50	0.10
					920.00	922.00	2.00	0.02
					941.00	942.00	1.00	0.06
					944.50	945.50	1.00	0.01

AR-16-101c1	327	-70	885.00	133.60	442.50	443.00	0.50	0.35
					449.00	455.00	6.00	0.05
					472.00	476.50	4.50	0.14
					479.50	486.50	7.00	0.30
					490.00	490.50	0.50	0.08
					506.00	526.50	20.50	0.41
					532.50	540.00	7.50	0.02
					548.50	555.50	7.00	0.03
					623.00	629.50	6.50	0.05
					643.00	652.50	9.50	0.13
					685.00	705.50	20.50	0.07
					708.00	708.50	0.50	0.07
AR-16-101c2	327	-70	1008.00	N/A	458.00	459.00	1.00	0.03
					468.50	470.50	2.00	0.19
					487.50	491.50	4.00	0.02
					504.00	505.00	1.00	0.13
					509.00	511.50	2.50	0.39
					523.00	534.50	11.50	2.79
				incl.	523.00	530.50	7.50	4.23
					537.50	542.50	5.00	0.28
					545.50	548.50	3.00	2.89
					552.50	580.00	27.50	0.67
				incl.	552.50	557.50	5.00	2.78
					649.50	659.00	9.50	0.29
					676.50	683.00	6.50	0.04
					687.00	690.50	3.50	0.12
					703.50	732.50	29.00	0.18
					775.50	776.00	0.50	0.04
AR-16-102c1	327	-70	840.00	129.60	365.00	370.50	5.50	0.09
					377.00	406.00	29.00	0.18
					409.00	424.00	15.00	2.46
					419.00	422.00	3.00	11.26
					428.00	432.00	4.00	0.02
					441.00	443.00	2.00	0.01
					449.50	451.50	2.00	0.04
					455.50	459.50	4.00	0.03
					471.50	472.00	0.50	0.06
					543.00	552.50	9.50	0.32
					556.50	558.50	2.00	0.04

					561.50	563.50	2.00	1.65
					566.50	576.50	10.00	0.03
					613.50	615.00	1.50	0.03
					627.00	633.50	6.50	0.08
					644.00	644.50	0.50	0.02
					664.00	665.50	1.50	0.10
					690.00	691.00	1.00	0.09
					702.00	702.50	0.50	0.02
					706.50	735.50	29.00	0.13
					739.50	741.00	1.50	0.05
AR-16-102c2	327	-70	987.00	N/A	365.00	371.50	6.50	0.14
					379.00	396.50	17.50	0.23
					400.50	401.50	1.00	0.07
					404.50	420.50	16.00	0.40
					434.00	438.50	4.50	0.02
					454.50	456.00	1.50	0.08
					462.50	475.50	13.00	0.10
					488.50	494.50	6.00	0.02
					519.00	528.50	9.50	0.48
					595.00	601.50	6.50	0.18
					604.50	614.50	10.00	0.19
					618.50	632.50	14.00	0.35
					635.50	637.00	1.50	0.04
AR-16-102c3	327	-70	795.00	129.60	370.00	374.50	4.50	0.08
					378.50	421.00	42.50	0.39
					446.50	454.00	7.50	0.02
					464.00	477.50	13.50	0.06
					511.00	513.00	2.00	0.03
					538.00	544.00	6.00	0.12
					623.00	630.00	7.00	0.04
					692.50	693.00	0.50	0.02
					708.00	736.00	28.00	0.48
					741.00	742.00	1.00	0.04
AR-16-103	147	-73	951.00	97.70	654.00	658.50	4.50	0.06
					662.00	669.50	7.50	0.04
					681.00	689.50	8.50	0.34
					716.00	733.50	17.50	1.75
				incl.	724.00	732.00	8.00	3.63
					736.00	736.50	0.50	0.05
					744.00	744.50	0.50	0.09
					749.00	757.00	8.00	0.65

					786.00	786.50	0.50	0.06
					806.00	807.00	1.00	0.04
					810.00	820.00	10.00	0.07
					851.50	861.50	10.00	0.25
					870.50	871.50	1.00	0.03
					881.50	885.50	4.00	0.05
AR-16-104c1	327	-70	852.00	120.80	519.00	519.50	0.50	0.06
					527.50	528.00	0.50	1.24
					539.50	540.50	1.00	0.11
					547.50	548.00	0.50	0.37
					552.50	554.00	1.50	5.79
					568.00	569.50	1.50	0.04
					633.00	659.00	26.00	1.14
				incl.	640.00	642.00	2.00	13.44
					663.00	681.00	18.00	0.09
					684.00	685.00	1.00	0.09
					689.00	695.00	6.00	0.84
					698.00	702.00	4.00	0.44
					707.00	710.00	3.00	0.38
					713.00	714.00	1.00	2.71
					718.00	736.50	18.50	0.13
					758.00	761.00	3.00	0.23
AR-16-104c2	327	-70	936.00	128.80	514.50	519.50	5.00	0.07
					553.00	556.50	3.50	0.08
					563.00	565.00	2.00	0.05
					572.00	573.50	1.50	0.06
					578.00	579.50	1.50	0.02
					590.50	617.50	27.00	0.09
					631.50	660.00	28.50	2.82
				incl.	631.50	639.00	7.50	9.24
					667.00	668.50	1.50	0.39
					683.50	685.00	1.50	0.05
					692.50	694.00	1.50	0.05
					696.50	699.50	3.00	0.04
					702.00	707.50	5.50	0.10
					732.50	733.00	0.50	0.11
AR-16-104c3	327	-70	858.00	128.80	517.00	517.50	0.50	0.03
					526.00	526.50	0.50	0.51
					533.50	537.00	3.50	0.15
					541.00	543.50	2.50	0.39
					547.00	550.00	3.00	0.12

					553.50	568.00	14.50	0.15
					572.00	608.00	36.00	0.05
					611.00	616.50	5.50	0.07
					633.00	648.00	15.00	0.14
					651.00	652.00	1.00	0.01
					655.00	655.50	0.50	0.02
					659.00	665.00	6.00	0.03
					668.50	673.00	4.50	5.61
					677.00	697.50	20.50	1.69
				incl.	693.00	696.00	3.00	9.84
					706.50	719.00	12.50	0.78
					723.00	751.50	28.50	0.29
					754.00	778.00	24.00	0.36
					782.00	783.00	1.00	0.02
AR-16-105c1	327	-70	963.00	129.00	482.00	489.50	7.50	0.04
					493.50	503.00	9.50	0.16
					537.00	538.50	1.50	0.07
					542.50	559.50	17.00	0.25
					563.50	569.50	6.00	0.05
					575.50	580.50	5.00	0.20
					588.50	589.50	1.00	1.41
					593.50	603.50	10.00	1.37
					609.00	632.50	23.50	2.93
				incl.	612.50	628.50	16.00	4.09
					635.50	636.50	1.00	0.58
					641.50	652.50	11.00	2.31
					656.50	674.00	17.50	0.10
					690.50	699.00	8.50	0.01
					704.00	718.00	14.00	0.47
					722.00	724.50	2.50	0.09
					738.50	752.00	13.50	0.22
					755.00	770.00	15.00	0.31
					773.00	774.50	1.50	0.10
					816.00	817.00	1.00	0.05
					849.50	855.50	6.00	0.17
					858.00	858.50	0.50	0.16
					910.50	912.00	1.50	0.09
					915.00	915.50	0.50	0.04
AR-16-105c2	327	-70	840.00	129.00	451.50	459.00	7.50	0.03
					462.00	463.50	1.50	0.10
					473.00	478.00	5.00	0.06

					481.00	482.50	1.50	0.04
					507.00	508.00	1.00	0.19
					526.50	530.00	3.50	0.15
					536.00	537.00	1.00	0.52
					541.00	543.50	2.50	0.44
					560.50	565.00	4.50	0.36
					571.00	585.00	14.00	1.17
					588.00	612.50	24.50	0.77
					618.50	622.50	4.00	0.02
					637.00	641.00	4.00	0.05
					664.50	681.00	16.50	1.04
					686.00	694.00	8.00	0.06
					697.00	716.00	19.00	2.07
				incl.	704.00	712.00	8.00	4.45
					719.00	723.00	4.00	0.56
AR-16-105c3	327	-70	933.50	129.00	488.50	493.50	5.00	0.06
					530.00	531.00	1.00	0.16
					559.50	572.00	12.50	0.40
					575.00	577.00	2.00	0.54
					619.50	621.00	1.50	0.45
					627.00	628.00	1.00	0.02
					632.50	639.00	6.50	0.16
					645.00	662.00	17.00	0.64
					669.00	690.00	21.00	0.81
					694.00	707.00	13.00	0.11
					715.50	716.00	0.50	0.03
					740.00	744.00	4.00	0.02
					747.50	748.50	1.00	0.24
					760.00	760.50	0.50	0.03
					768.00	771.50	3.50	0.03
					775.00	776.50	1.50	0.09
					782.00	791.50	9.50	0.16
					796.50	804.50	8.00	0.05
					810.00	811.00	1.00	0.12
					815.00	815.50	0.50	0.03
					834.00	835.00	1.00	0.04
					851.50	852.00	0.50	0.06
AR-16-106c1	327	-69	795.00	132.20	408.00	408.50	0.50	0.05
					419.00	420.50	1.50	0.02
					424.50	435.00	10.50	0.06
					439.00	449.00	10.00	0.08

					452.00	455.00	3.00	0.05
					461.00	469.00	8.00	0.31
					473.00	513.50	40.50	6.92
				incl.	481.00	508.00	27.00	10.10
				incl.	484.00	495.00	11.00	22.75
					523.50	525.50	2.00	0.28
					546.00	548.50	2.50	0.15
					598.00	599.50	1.50	0.13
					616.00	617.50	1.50	0.04
					631.00	631.50	0.50	0.03
					683.00	711.50	28.50	0.08
					719.50	721.50	2.00	0.04
					724.50	729.00	4.50	0.02
					752.00	752.50	0.50	0.03
AR-16-106c2	327	-69	822.00	132.20	423.00	436.50	13.50	0.06
					439.50	444.50	5.00	0.05
					449.50	470.50	21.00	8.16
				incl.	451.50	468.00	16.50	10.34
				incl.	459.00	466.00	7.00	19.73
					474.50	481.50	7.00	1.41
					489.50	491.00	1.50	0.10
					495.00	496.50	1.50	0.21
					510.50	512.50	2.00	0.07
					559.50	560.00	0.50	0.04
					577.00	580.00	3.00	0.04
					587.00	591.50	4.50	0.02
					645.00	645.50	0.50	0.02
					649.00	649.50	0.50	0.02
					701.50	702.50	1.00	0.03
					716.50	718.00	1.50	0.03
					755.00	769.50	14.50	0.14
AR-16-107c1	327	-70	945.50	121.90	479.50	481.00	1.50	0.08
					537.00	538.50	1.50	0.04
					547.00	550.00	3.00	0.03
					607.00	608.00	1.00	0.84
					661.00	662.00	1.00	0.06
					702.50	704.50	2.00	0.24
					709.00	709.50	0.50	1.33
					713.50	723.50	10.00	0.44
					731.50	738.50	7.00	0.11
					747.00	747.50	0.50	0.05

					782.50	783.00	0.50	0.10
					788.50	790.00	1.50	0.03
					793.00	795.00	2.00	0.02
					799.00	808.50	9.50	0.12
					833.00	835.00	2.00	0.04
					841.50	842.00	0.50	0.08
AR-16-108c1	147	-70	828.50	115.50	377.00	419.00	42.00	0.04
					546.00	548.00	2.00	0.02
					555.00	588.00	33.00	1.55
				incl.	564.50	574.50	10.00	3.94
					602.00	611.00	9.00	0.13
					640.50	660.00	19.50	1.83
					663.00	680.50	17.50	0.04
					683.50	692.50	9.00	0.04
					704.00	707.50	3.50	0.10
					713.50	716.00	2.50	0.06
					719.00	720.00	1.00	0.03
					775.00	776.50	1.50	0.04
					779.50	780.00	0.50	0.04
					807.50	808.00	0.50	0.04
					812.00	812.50	0.50	0.07
AR-16-108c2	147	-70	957.50	115.50	371.50	415.00	43.50	0.36
					518.50	541.00	22.50	0.26
					549.00	551.00	2.00	0.97
					586.00	635.50	49.50	3.07
				incl.	590.50	611.50	21.00	6.88
				incl.	591.50	602.50	11.00	10.23
					643.50	647.00	3.50	0.03
					681.50	685.50	4.00	0.01
					689.00	692.50	3.50	0.02
					696.50	700.00	3.50	0.03
					705.00	706.00	1.00	0.06
					726.50	728.00	1.50	0.07
					732.00	733.50	1.50	0.10
					740.50	753.00	12.50	0.04
					812.50	817.00	4.50	0.11
					823.00	833.00	10.00	0.73
					836.00	844.00	8.00	0.75
					859.50	860.00	0.50	0.03
					878.50	879.50	1.00	0.16
					887.50	888.00	0.50	0.13

AR-16-108c3	147	-70	960.50	115.50	369.50	372.00	2.50	0.01
					375.00	388.00	13.00	0.03
					391.00	416.00	25.00	1.14
					453.00	454.50	1.50	0.02
					520.50	534.00	13.50	0.06
					537.00	564.00	27.00	1.85
				incl.	550.00	555.00	5.00	8.79
					580.50	582.50	2.00	0.02
					655.00	659.00	4.00	0.06
					665.50	675.00	9.50	0.25
					679.00	683.50	4.50	1.18
					692.50	697.00	4.50	0.05
					703.50	704.00	0.50	0.05
					725.50	726.50	1.00	0.03
					729.00	729.50	0.50	0.02
					841.00	841.50	0.50	0.05
					848.00	854.00	6.00	0.08
					913.00	913.50	0.50	0.03
AR-16-108c4	147	-70	927.50	115.50	387.00	395.00	8.00	0.58
					398.00	416.00	18.00	2.36
				incl.	400.00	404.00	4.00	8.94
					453.00	459.00	6.00	0.03
					472.00	477.50	5.50	0.02
					507.50	557.00	49.50	0.92
				incl.	533.00	546.00	13.00	2.87
					563.00	575.00	12.00	0.05
					578.00	581.00	3.00	0.05
					590.00	592.00	2.00	0.07
					606.00	616.00	10.00	0.70
					622.00	633.00	11.00	0.04
					657.00	659.00	2.00	0.04
					752.00	761.00	9.00	0.07
					769.50	770.00	0.50	0.04
					787.50	790.00	2.50	0.11
					824.00	825.00	1.00	0.02
					829.50	830.00	0.50	0.05
AR-16-111c1	327	-69	819.50	122.00	435.00	442.00	7.00	0.06
					450.50	454.50	4.00	0.05
					490.00	550.00	60.00	4.70
				incl.	503.50	530.50	27.00	10.27
				incl.	507.50	524.50	17.00	15.79

567.50	571.50	4.00	0.03
701.50	702.50	1.00	0.03
733.00	733.50	0.50	0.03
750.00	757.00	7.00	0.05
760.00	765.00	5.00	0.06
789.50	795.00	5.50	0.03
801.00	806.00	5.00	0.05

Composite parameters:

•	Minimum thickness 0.5 m downhole.

•	Cutoff grade 0.01% U3O8.

•	Maximum internal dilution 2.00 m downhole.

•	U3O8 analyzed by ICP-OES at SRC Laboratories, Saskatoon, Saskatchewan.

•	All intervals are core lengths; true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be estimate.

Split core samples were taken systematically, and intervals were submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples were analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples were analyzed for U3O8 by ICP-OES and selected samples for gold by fire assay.

All assay batches reported herein are subjected to and have passed rigorous internal QA/QC protocols that include, but are not limited to, the blind insertion of standard reference materials, blank materials and field duplicates into the sample stream at both random and systematic intervals. Please see the Rook I Technical Report (as defined below) for detail of our QA/QC protocols.

Technical Information

All scientific and technical information in this news release has been prepared by or reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource set forth below please refer to the technical report entitled “Technical Report on the Rook 1 Property, Saskatchewan, Canada” dated effective April 13, 2016 (the “Rook 1 Technical Report”) prepared by Mark B. Mathisen and David Ross, each of whom is a “qualified person” under NI 43-101. The Rook I Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014 and Bow Discovery in March 2015. The Arrow Deposit’s maiden Inferred mineral resource estimate is 201.9 M lbs U3O8 contained in 3.48 M tonnes grading 2.63% U3O8.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, planned exploration activities and the completion of an updated mineral resource estimate. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves, pending assay results may not be consistent with preliminary results, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.